NO ACT

PE
2-2-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005917

March 1, 2011

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2011

Re: Textron Inc.
Incoming letter dated February 2, 2011

Dear Mr. Mueller:

This is in response to your letter dated February 2, 2011 concerning the shareholder proposal submitted to Textron by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 2, 2011, February 3, 2011, and February 4, 2011. On January 5, 2011, we issued our response expressing our informal view that Textron could exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rule 14a-8(i)(9). On January 12, 2011, we issued our response indicating that after reviewing the information contained in a letter from John Chevedden dated January 9, 2011, we found no basis to reconsider our position. You now ask us to concur in your view that Textron may exclude the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). John Chevedden also has asked us to reconsider our position that Textron may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that Textron may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proponent provided a letter documenting the proponent's ownership, and we are unable to conclude that Textron has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that Textron may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

After reviewing the information contained in the letters we have received, we find no basis to reconsider our position that Textron may exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rule 14a-8(i)(9).

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 4, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Textron Inc. (TXT)
Special Meeting Topic at 10%
Kenneth Steiner
$45,000 Shareholder

Ladies and Gentlemen:

This responds further to the February 2, 2011 company request to avoid this rule 14a-8 proposal after the company already obtained *Textron Inc.* (January 5, 2011) that allows it to avoid this proposal.

The company no action request is based on a number of errors or erroneous assumptions.
For instance errors or erroneous assumptions are:
1) Only DJF can be a record holder for the proponent.
2) If a broker transfers his client accounts to another firm, for rule 14a-8 purposes the proponent is assumed to have sold his $45,000 of company stock.
3) If a broker transfers his client accounts to another firm, companies can immediately stampede to file no action requests for all rule 14a-8 proposals submitted by clients of the broker.
4) If a broker transfers his client accounts to another firm, for rule 14a-8 purposes the proponent is assumed to have absolutely no possible means of verification of ownership.
5) If something affects a proponent's ability to demonstrate ownership, for rule 14a-8 purposes it is conclusive that it is impossible to demonstrate ownership.
6) If a publication says that something affects a proponent's ability to demonstrate ownership, for rule 14a-8 purposes it is conclusive that it is impossible to demonstrate ownership.
7) Once a broker transfers his client accounts, for rule 14a-8 purposes all his previously valid broker letters become invalid.
8) Business acquisitions are assumed to have been closed completely on the very day of the initial news release.
9) When a news release gives no date for a broker transferring client accounts, it is conclusive for rule 14a-8 purposes that all the accounts were transferred on the very day of the news release.

These are the errors or erroneous assumptions of the company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
$45,000 Shareholder

Jayne Donegan <JMDonegan@Textron.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Textron Inc. (TXT)
Special Meeting Topic at 10%
Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 2, 2011 company request to avoid this rule 14a-8 proposal after the company already obtained *Textron Inc.* (January 5, 2011) that allows it to avoid this proposal.

The new separate no action request is disingenuous, especially at this late date, because the company fails to acknowledge that since January 22, 2011 the company was aware that Mark Filiberto was President of DJF Discount Brokers from September 1992 until November 15, 2010.

The company is merely questioning Mr. Filiberto's October 25, 2010 letter which was signed 3-weeks before November 15, 2010. Gibson Dunn received Mark Filiberto's attached January 21, 2011 letter on January 22, 2011.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Jayne Donegan <JMDonegan@Textron.com>



DISCOUNT BROKERS

Date: 25 OCTOBER 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account numberSMA & OMB Memorandum M-07-1, held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1800 shares of Textron Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/2/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 2, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Textron Inc. (TXT)
Special Meeting Topic at 10%
Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 2, 2011 company request to avoid this rule 14a-8 proposal after the company already obtained *Textron Inc.* (January 5, 2011) that allows it to avoid this proposal.

The company is not explicit on what the company would do if it received the second no action decision it is requesting. The company is not explicit on whether it then intends to reverse the commitment it made in order to obtain the decision in *Textron Inc.* (January 5, 2011). At the bottom of page 5 the company appears to say it wants a no action decision merely because it could revisit its decision for a so-called conflicting proposal and reverse its commitment. But only if the company decides to reverse its commitment, does this no action request serve any purpose whatsoever.

This second separate no action request seems to have elevated the proponent party issue in the first separate no action request regarding the company having no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

This seems to emphasize that the original separate no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In *Cypress* and *Genzyme* the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to merely avoid shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of annual meetings. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

Therefore this is to request reconsideration of *Textron Inc.* (January 5, 2011) and rejection of the separate second no action request based on timeliness, uselessness and substantive grounds which will be addressed in a subsequent letter. It is important to reconsider *Textron Inc.* (January 5, 2011) because the company appears poised to exploit Rule 14a-8(i)(9) in the future especially if Rule 14a-8(i)(9) is interpreted liberally.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Jayne Donegan <JMDonegan@Textron.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 28, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Textron Inc. (TXT)
Special Meeting Topic at 10%
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 21, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up an unnecessary shareholder vote.

It seems that the company plans to submit only one proposal for shareholder vote and thereby impermissibly bundle more than one issue.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Jayne Donegan <JMDonegan@Textron.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 9, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

2 Rule 14a-8 Proposal
Textron Inc. (TXT)
Special Meeting Topic at 10%
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 21, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up only one shareholder vote to cover a number of topics. The company had no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 – Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple, separate positive and negative issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve a shareholder right to call a special meeting?
2) Do shareholders approve 10% or 25% of shareholders to be able to call a special meeting?
3) Negative: Do shareholders approve an unnecessary and delaying shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
4) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on the same topic?

It would present alternative and conflicting decisions (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to cover these positive and negative separate issues.

One at least partial potential remedy would be to give shareholders the opportunity to vote in one proposal on choosing 10% or 25% of shareholders to be able to call a special meeting, like the attachment involving another topic, which may be used frequently in 2011.

The company had no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to scuttle shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. It would present alternative and conflicting decisions (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to cover these positive and negative separate issues.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Jayne Donegan <JMDonegan@Textron.com>

[TXT: Rule 14a-8 Proposal, October 25, 2010, Updated November 1, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said there were concerns about termination payments made to retiring executives. Lewis Campbell received more than $2.8 million; former CFO Ted French received nearly $2.9 million and former Executive Vice President Mary Howell received more than $3 million.

However, these amounts did not compare to the more than $47 million of pension value that Campbell had. Howell had nearly $14 million in pension value and more than $12.5 million in non-qualified deferred executive pay plans. Other concerns were the $4.5 million golden-hello for Scott Donnelly; special grants of cash settled restricted stock units to Donnelly and Richard Yates, and changes to performance metrics. Executive pay practices were not sufficiently aligned with shareholder interests.

Directors Kerry Clark, Ivor Evans, Charles Powell, Lawrence Fish and Joe Ford received from 17% to 31% in negative votes. These high negative percentages pointed to shareholder discontent, which may warrant additional examination. Plus these directors held 6 of the 14 seats on our key board committees. Joe Ford and Thomas Wheeler made up 40% of our nomination committee and each had long tenure of more than 12 years and each was beyond age 72.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting, or an independent board chairman. Shareholder proposals addressing these topics have received majority votes at other companies and would be excellent topics for our annual meetings.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3.*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 03981-00124

February 2, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Textron Inc.*
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Textron Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials"), a shareholder proposal regarding shareholders' ability to call special meetings (the "Proposal") and statements in support thereof submitted on behalf of Kenneth Steiner by John Chevedden (the "Proponent"). Pursuant to Rule 14a-8(k), we have concurrently sent copies of this correspondence to the Proponent.

Following receipt of the Proposal, the Board of Directors of the Company approved, for submission to shareholders at the Company's upcoming Annual Meeting, its own proposal to give certain shareholders the right to call special meetings. We note that the Company has already received confirmation from the staff of the Division of Corporation Finance (the "Staff") that the Proposal could be excluded on substantive grounds since the Proposal conflicts with the Company's proposal. *See Textron Inc.* (avail. Jan. 5, 2011). However, as discussed below, facts have recently come to the Company's attention which indicate that there is a need to evaluate the threshold issue of whether the Proposal was validly submitted by a shareholder of the Company. Based upon publicly available information discovered by this Firm in the course of work for other clients, it appears that the proof of ownership purportedly verifying the Proponent's ownership was submitted by an entity that was not in the retail brokerage business as of the date the Proposal was submitted. Accordingly, for the reasons discussed below, we believe that it is appropriate to address the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership.

BACKGROUND

The Proponent submitted the Proposal to the Company on October 25, 2010. The Proponent included with the Proposal a letter (the "DJF Letter"), dated October 25, 2010, from DJF Discount Brokers ("DJF") as the "introducing broker for the account of Kenneth Steiner . . . held with National Financial Services LLC." The DJF Letter is a typed form letter that has certain information filled in by hand, including the October 25, 2010 date at the top of the DJF Letter. The DJF Letter purports to certify that, "as of the date of this certification," the Proponent was the beneficial owner of 1,800 of the Company's shares and that the Proponent had owned at least two thousand dollars worth of the Company's shares since February 2, 2009. A copy of the DJF Letter is attached to this letter as Exhibit A. On November 1, 2010, the Proponent submitted a revised proposal to the Company. The revised proposal and related correspondence with the Proponent is attached to this letter as Exhibit B.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Proof Of Continuous Stock Ownership.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not demonstrate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Rule 14a-8(b)(2) provides that if a person is not a registered shareholder and has not filed certain ownership reports with the Securities and Exchange Commission, the person must prove that he or she is an owner of shares that is entitled to submit a Rule 14a-8 proposal by "submit[ting] to the company a written statement from the 'record' holder . . . verifying" ownership of the securities. As well, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when a shareholder is not the registered holder, the shareholder, "is responsible for proving his or her eligibility to submit a proposal to the company." *See* Section C.1.c, SLB 14.

The Staff has reiterated that for a person to satisfy the burden of proving his or her eligibility to submit a proposal under Rule 14a-8, share ownership verification must be provided directly by the record holder and not indirectly by another source. Thus, the Staff has stated that "a shareholder must submit an affirmative written statement *from the record holder* of his or her securities that specifically verifies that the shareholder owned the securities." The Staff has concurred that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership of a company's securities, even if those account statements repeatedly show ownership of a company's shares and do not report any purchases or sales of such shares during the one year period. *See* Section C.1.c.2, SLB 14 (emphasis added). *See also Duke Realty Corp.* (avail. Feb. 7, 2002) (noting that despite the proponent's submission of monthly statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" of the company's securities for at least one year prior to the submission of the proposal). Likewise, the Staff has for many years concurred that documentary support from other parties who are not the record holder of a company's securities is insufficient to prove a shareholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder).

The DJF Letter does not constitute an "affirmative written statement from the record holder" as required by the standards set out in SLB 14. Specifically, the DJF Letter, dated October 25, 2010, cannot provide sufficient evidence of such eligibility as of that date, because, according to a public announcement issued by the parties, on October 13, 2010, DJF's parent company sold all of the retail brokerage accounts of DJF to Muriel Siebert & Co., Inc. ("Siebert"). The press release announcing this transaction refers to DJF's "acquired customer base" and specifically states that "with this transaction [R&R Planning Group Ltd., the parent of DJF,] exits the agency retail brokerage business."[1] Thus, as of October 13, 2010, twelve days before the date of the DJF letter and the submission of the Proposal to the Company, DJF was no longer qualified to make any representations regarding the Proponent's ownership of the Company's shares as it was no longer the record holder of those shares.

---

[1] Press Release, Muriel Siebert & Co, Inc., Muriel Siebert & Co, Inc., Acquires Retail Accounts Of DJF Discount Brokerage, A Division Of R&R Planning Group Ltd. (Oct. 13, 2010). A copy of the press release is attached hereto as Exhibit C.

Moreover, in an article dated January 13, 2011, Mr. Chevedden acknowledged that the sale of the DJF brokerage business affected the Proponent's ability to demonstrate ownership of shares.[2] Mr. Chevedden clearly understands the requirements of Rule 14a-8(b) and how the sale of the retail brokerage accounts of DJF impacts DJF's ability to certify the Proponent's ownership of his shares after October 12, 2010. As these facts demonstrate, the DJF Letter is not a sufficient statement *from the record holder* verifying the Proponent's ownership of the Company's securities. Accordingly, the Proponent has not satisfied his burden of submitting an affirmative written statement from the record holder of the Company's shares specifically verifying the Proponent's ownership of shares of the Company.

The history of Rule 14a-8 and its minimum ownership and holding period requirements indicate that the Commission was well aware of the potential for abuse of the rule, and the Commission indicated on several occasions that it would not tolerate such conduct. The Commission amended Rule 14a-8 in 1983 to require that proponents relying on the rule have a minimum investment in and satisfy a minimum holding period with respect to a company's shares in order to avoid abuse of the shareholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4185 (November 5, 1948). Moreover, subsequent Staff guidance demonstrates that it is not sufficient to submit written statements of a proponent's ownership of a company's securities other than from the record holder of such securities. As noted above, in SLB 14, the Staff expressly stated that when a proponent is not the record holder of a company's securities, the written statement of ownership "must be from the record holder of the shareholder's securities." The same guidance confirms that evidence of ownership provided by a proponent and a written statement from someone who is not the record holder are insufficient proof with regard to the minimum ownership requirements. Section C.1.c.1, SLB 14.

On numerous occasions the Staff has permitted the exclusion of a shareholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (avail. Jan. 29, 2010) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007);

---

2 *See Companies Challenge Proponents on Proof of Ownership*, COUNCIL GOVERNANCE ALERT (Council of Institutional Investors, Washington, D.C.) Jan. 13, 2011, at 2, attached as Exhibit D.

General Motors Corp. (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

In the present circumstances, it was not necessary for the Company to send a deficiency notice specifically identifying the fact that DJF was no longer the record holder of the Proponent's shares. The Staff has confirmed that companies are permitted to forego sending a deficiency notice to a shareholder "if the defect(s) cannot be remedied." Section C.6.c, SLB 14. The Company believes in this instance that because: 1) the Commission has placed the burden of proving that minimum ownership requirements have been met on the shareholder submitting a proposal, and 2) it was impossible for DJF to verify the Proponent's holdings of Company shares as of the date the Proposal was submitted to the Company, the Proponent should not be extended an opportunity to cure the defects in the DJF Letter. Moreover, we believe that under the circumstances, the Proponent had full knowledge of the facts whereas the Company had no reason to doubt the legitimacy of the DJF certification and certainly should not have been expected to presume that the purported proof of ownership was improper.

Because the DJF Letter is insufficient proof of the Proponent's eligibility to submit a proposal to the Company pursuant to Rule 14a-8(b)(2)(i) and the Staff's guidance in SLB 14, we respectfully request that the Staff concur with our view that the Company may exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Good cause for a waiver exists because the situation here raises fundamental questions regarding the legitimacy of the Proposal and the integrity of the process under Rule 14a-8. The Company should not be prejudiced by its initial reliance on the purported verification of ownership in the DJF Letter when subsequently learned information, including Mr. Chevedden's recent explicit acknowledgment of the fact that the sale of DJF's retail accounts to Siebert affected the accounts of Kenneth Steiner, demonstrates that the DJF Letter is not legitimate. As well, we recognize that it is unusual to raise such a matter after the Staff has considered a no-action request based on substantive grounds under Rule 14a-8. However, the facts described above raise a fundamental and threshold question as to whether the Proposal was proper and whether the Proponent is a shareholder of the Company, which may cause the Company's Board of Directors to reconsider whether to take the action discussed in our original no-action request regarding the Proposal.

Accordingly, we believe that the Company has "good cause" for not satisfying the 80-day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter, and concur in our view that the DJF Letter did not satisfy Rule 14a-8(b) and Rule 14a-8(f)(1).

If we can provide further information regarding this matter, please do not hesitate to call me at (202) 955-8671 or Jayne Donegan, the Company's Senior Associate General Counsel, at (401) 752-5187.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Jayne Donegan, Textron Inc.
John Chevedden
Kenneth Steiner

Exhibit A



DISCOUNT BROKERS

Date: 25 OCTOBER 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1800 shares of Textron Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/2/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit B

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Scott C. Donnelly
Chairman of the Board
Textron Inc. (TXT)
40 Westminster St
Providence RI 02903

NOVEMBER 1, 2010 UPDATE

Dear Mr. Donnelly,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10/12/10
Date

cc: Terrence O'Donnell <todonnell@textron.com>
Corporate Secretary
Tel: 401.457.2555
Fax: 401.457.2418

[TXT: Rule 14a-8 Proposal, October 25, 2010, Updated November 1, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said there were concerns about termination payments made to retiring executives. Lewis Campbell received more than $2.8 million; former CFO Ted French received nearly $2.9 million and former Executive Vice President Mary Howell received more than $3 million.

However, these amounts did not compare to the more than $47 million of pension value that Campbell had. Howell had nearly $14 million in pension value and more than $12.5 million in non-qualified deferred executive pay plans. Other concerns were the $4.5 million golden-hello for Scott Donnelly; special grants of cash settled restricted stock units to Donnelly and Richard Yates, and changes to performance metrics. Executive pay practices were not sufficiently aligned with shareholder interests.

Directors Kerry Clark, Ivor Evans, Charles Powell, Lawrence Fish and Joe Ford received from 17% to 31% in negative votes. These high negative percentages pointed to shareholder discontent, which may warrant additional examination. Plus these directors held 6 of the 14 seats on our key board committees. Joe Ford and Thomas Wheeler made up 40% of our nomination committee and each had long tenure of more than 12 years and each was beyond age 72.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting, or an independent board chairman. Shareholder proposals addressing these topics have received majority votes at other companies and would be excellent topics for our annual meetings.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3.*

Notes: Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TEXTRON

Terrence O'Donnell
Executive Vice President,
General Counsel and Corporate Secretary
Textron Inc.

40 Westminster St.
Providence, RI 02903
Tel: (401) 457-2555
Fax: (401) 457-2418
todonnell@textron.com

November 4, 2010

VIA OVERNIGHT MAIL
Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Textron Inc. (the "Company"), which received on October 25, 2010 the shareholder proposal you submitted on behalf of Kenneth Steiner entitled "Special Shareowner Meetings" for consideration at the Company's 2011 Annual Meeting of Shareholders (the "October Proposal"), and subsequently received on November 1, 2010 the "updated" shareholder proposal you submitted on behalf of Kenneth Steiner (the "November Proposal" and together with the October Proposal, the "Proposals"). The cover letters accompanying the Proposals indicate that communications regarding the Proposals should be directed to your attention.

Pursuant to Rule 14a-8(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Therefore, please confirm that you intend the November Proposal to be considered for inclusion in the Company's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders and to withdraw the October Proposal.

If you intend the November Proposal be considered, please provide proof of ownership for Mr. Steiner sufficient to satisfy the ownership requirements of Rule 14a-8(b) as of November 1, 2010. Rule 14a-8(b) under the Exchange Act provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. Steiner is the record owner of sufficient shares to satisfy this requirement. In addition, the November Proposal did not include any proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the November Proposal was submitted to the Company.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of Company shares as of the date that the November Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the November Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- If Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

Alternatively, if you intend the October Proposal be considered, please provide proof of ownership sufficient to satisfy the ownership requirements of Rule 14a-8(b) described above as of October 25, 2010. In this regard, we note that the October Proposal was accompanied by a letter from DJF Discount Brokers, as "introducing broker" for an account held with the National Financial Services LLC, purporting to verify Mr. Steiner's ownership of Company stock. We believe that a letter from DJF Discount Brokers is insufficient for purposes of Rule 14a-8(b) as we do not believe that an introducing broker is a "record holder" within the meaning of the SEC rules. For example, the DJF Discount Brokers letter submitted with the October Proposal does not state that Mr. Steiner's securities are held in an account with DJF Discount Brokers. It also does not appear that DJF Discount Brokers is a participant in a clearing agency that holds securities.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 40 Westminster Street, Providence, Rhode Island 02903. Alternatively, you may transmit any response by facsimile to me at 401/457-2418.

If you have any questions with respect to the foregoing, please feel free to contact me at 401/457-2555. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



cc: Kenneth Steiner

Enclosure

Rule 14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

From: ***FISMA & OMB Memorandum M-07-16***
To: Willaman, Ann
Sent: Sun Nov 07 09:36:29 2010
Subject: Rule 14a-8 Proposal of Kenneth Steiner (TXT)

Dear Ms. Willaman, Thank you for the November 4, 2010 letter in regard to the revised proposal. It seems that a second broker letter is not needed to follow the October 25, 2010 broker letter. The attachment that the company included with its November 4, 2010 letter addressed the issue of a revised proposal. However there was no accompanying text in the attachment that a revised proposal created a need for a second broker letter. Mr. Steiner already made a commitment to hold qualifying stock until after the 2011 annual meeting.

Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Scott C. Donnelly
Chairman of the Board
Textron Inc. (TXT)
40 Westminster St
Providence RI 02903

Dear Mr. Donnelly,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10/12/10
Date

cc: Terrence O'Donnell <todonnell@textron.com>
Corporate Secretary
Tel: 401.457.2555
Fax: 401.457.2418

[TXT: Rule 14a-8 Proposal, October 25, 2010]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes: Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

Exhibit D

Council of Institutional Investors
The Voice of Corporate Governance

Council Governance Alert

Vol.16, No.2

January 13, 2011

Editor: Rosemary Lally

Companies Challenge Proponents On Proof of Ownership

This proxy season, companies are stepping up no-action efforts to challenge proponents of shareowner proposals on proof of ownership. In a couple of recent cases, the SEC has ruled that proposals may be omitted as a result of inadequate evidence that proponents hold the stock.

Under SEC Rule 14a-8(b)(2), shareowner proponents must provide a statement from a "record holder" that verifies they held at least $2,000 in a company's stock continuously for one year. In a 2008 no-action ruling involving ***Hain Celestial***, the SEC said a record holder can be an "introducing broker-dealer."

Both ***Apache*** and ***American Express*** are challenging proponents' ownership qualifications on the grounds that ownership has not been substantiated and the proposals submitted, therefore, are not valid. Apache's efforts are an extension of legal action that it waged successfully last year against John Chevedden. Last March, a federal judge in Houston ruled that Apache could omit a proposal submitted by Chevedden asking the company to repeal its supermajority voting requirements. This year, Chevedden submitted the same proposal., prompting Apache to use the SEC's no-action procedure to omit it, arguing that the commission should follow last year's legal decision on the proposal.

American Express is fighting to exclude a proposal submitted by Kenneth Steiner asking the company to to give shareowners owning 20 percent of the company's stock the right to call a special meeting. Steiner submitted his original proposal on this issue on October 7. The company followed up by requesting a written statement from the record holder verifying that he owned the required shares. In response, Chevedden faxed American Express a letter from DJF Discount Brokers identifying itself as the "introducing broker for the account of Kenneth Steiner held with National Financial Services LLC" and certifying that Steiner met the ownership requirements. Then, on November 2, Steiner sent American Express an updated proposal that revised the supporting statement. American Express contends that the revised proposal requires fresh proof of ownership. Chevedden, on behalf of Steiner, disputes this.

American Express also says the original proof of ownership letter from DJF Discount

In This Issue

Council News

brokers did not meet SEC requirements because it was filled out in Chevedden's handwriting, not by DJF: "The company surmises that Mr. Chevedden was provided with a single executives 'form' letter from DJF with the company name and share information left blank, and that Mr. Chevedden then simply made photocopies of this letter and modified it for use at the company (and, as described below, at numerous other companies). Beyond providing the initial executed 'form' letter in blank, it appears unlikely that DJF was actually involved in the preparation of the DJF Letter (and, as described below, the remarkably similar letters submitted to numerous other companies)." American Express cites letters from DJF to ***Alcoa***, ***Fortune Brands***, ***Motorola*** and ***Verizon Communications*** that it believes are also questionable.

"The American Express no-action involves unique circumstances due to William and Kenneth Steiner's broker selling his brokerage business," Chevedden said. "However, the way the SEC decides it could have bad consequences for proponents in other circumstance."

Just recently, the SEC ruled that ***AT&T*** and ***Avery Dennison*** could omit shareowner proposals on corporate political contributions because the proponents did not provide necessary proof of ownership documentation. These proposals were not submitted by Chevedden or Steiner.
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ICGN Expresses Concern About Amendments to French Commercial Code

The International Corporate Governance Network (ICGN) sent a letter to a French senator expressing concern about amendments to the French Commercial Code signed into law December 8 by French President Nicolas Sarkozy.

The amendments essentially allow the management of French companies to cancel the voting instructions coming through proxy voting agents such as ISS; Glass, Lewis; or Broadridge. The votes can be cancelled either by questioning whether the final voting instructions are in line with the intentions of the beneficial owner or by claiming that the owner's proxy voting policies are inconclusive. "It will mainly limit the ability of foreign shareholders to actively vote their shares in the French market," ICGN said in its letter to the senator who sponsored the amendments. The letter asked the French government to "reconsider the basic fundamental right of shareholders to be represented by their designated proxy agent." The ICGN also is considering submitting a formal complaint about the amendments to the European Commission.
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SEC Cracks Down on Company That Failed to Disclose CEO's Perks

The SEC appears to be taking a hard line on egregious executive perks. The commission on January 12 charged four current or former company executives of ***NIC*** with failing to disclose to investors more than $1.18 million in perks paid to CEO Jeffrey Fraser over a six-year period.

The commission alleges that the company failed to disclose that it footed the bill for

FYI

ICGN 2011 Mid-Year Conference in Kuala Lumpur, February 28 – March 1

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the following wide-ranging perks for Fraser:

- More than $4,000 per month for a ski lodge in Wyoming.
- Commuting by private plane from his home in Wyoming to his office at NIC's Kansas headquarters.
- Monthly cash payments for purported rent for a Kansas house owned by an entity he set up and controlled.
- Vacations for himself, his girlfriend and his family.
- Flight training, hunting, skiing, spa and health club expenses.
- Computers and electronics for himself and his family.
- A leased Lexus SUV.
- Ordinary living expenses such as groceries, liquor, tobacco, nutritional supplements and clothing.

The SEC's complaint alleges that Stephen Kovzan, who was then the company's chief accounting officer, authorized NIC's payments of Fraser's personal expenses, circumventing NIC's internal controls and policies that required the CEO to document the business purposes for his expenses. Former CFO Eric Bur was charged with permitting NIC to pay the expenses that Fraser submitted on his expense vouchers even though he was informed that Fraser was not submitting the required documentation. Harry Herington, who was then NIC's COO, was charged with failing to adequately address problems with Fraser's expense reporting after they were brought to his attention and with signing public filings that did not disclose the perks.

The company agreed to settle the SEC's charges by paying a $500,000 penalty and hiring an independent consultant to recommend improvements to policies, procedures, controls and training related payment of expenses, handling of whistleblower complaints and related-party transactions. Fraser agreed to pay $1.2 million in disgorgement, $358,844 in prejudgment interest and a $500,000 penalty, and consented to an order barring him from serving as an officer or director of a public company. Bur agreed to pay a $75,000 penalty and Herington agreed to pay a $200,000 penalty. The SEC's case against Kovzan has not been resolved.

The last big SEC case dealing with CEO perks was brought in March against three former senior executives and a former director of ***infoUSA*** and ***infoGROUP***. They were charged for their roles in a scheme in which the CEO funneled illegal compensation to himself in the form of perks worth millions of dollars.
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Council Hosts Teleconference on E&S Disclosure

The Council hosted a January 12 teleconference on the European Commission's (EC) stakeholder survey on ways to improve disclosure of environmental and social information in the financial marketplace. The event featured a presentation from EC Policy Officers Joanna Sikora-Wittnebel and Agneta Sturesson on the impetus, nature and next steps for the survey.

Sikora-Wittnebel explained that current European Union law lets companies decide whether and how to disclose environmental and social information. The result has been scattershot disclosure in terms of quantity and quality, she said. While an increasing number of companies produce glossy sustainability reports, the publications tend to devote much more ink to E&S strengths than to weaknesses. The

EU's voluntary approach to E&S disclosure has been strongly criticized by some non-governmental organizations that want EU law to contain mandatory disclosure requirements in order to promote better understanding of E&S risks and opportunities and to allow for comparisons across companies on key E&S indicators, she said.

EC staff will review the survey responses, due January 28, and issue a report in the second half of 2011 identifying major trends. The EC will then consider action options, including possibly proposing amendments to EU law related to environmental and social disclosures. Proposed amendments would take time to draft, and might not surface until the first half of 2012, Sikora-Wittnebel said. She also provided a sneak peek at other forthcoming EC releases, revealing that the EC in April will issue a consultation paper on corporate governance at public companies, covering boards, shareowners, and the comply-or-explain corporate governance model. Also, in June the EC plans to unveil a follow-up communication on its 2010 consultation paper on bank governance and executive pay.
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Capital Clips

• Unlike last year, President Obama is not expected to highlight campaign finance reform or the related *Citizens United v. Federal Election Commission* decision in his upcoming State of the Union address scheduled for January 25. In addition, campaign finance reform legislation is not expected to be approved by the 112th Congress.

• The SEC is expected to issue a report to Congress on its study of enhancing investment adviser examinations, which was required by Section 914 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Some press accounts said the report will include a recommendation that Congress amend the Investment Advisers Act of 1940 to allow the SEC to establish a self-regulatory organization for the investment advisers industry. SEC Chairman Mary Schapiro has recused herself from discussing or voting on the Congressional report because the Financial Industry Regulatory Authority (FINRA), her former employer, is being discussed as a possible SRO candidate for the industry.
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News from the Council

2011 Spring Meeting Registration - Online registration for Looking Ahead, the Council's spring meeting April 3-5 in Washington, D.C., is now open and available here on our Web site. A preliminary agenda also has been posted and the Web site will be updated periodically. Please note: 2011 member dues must be paid before registering for the meeting. Questions about dues can be sent to Adrienne@cii.org, the Council's membership coordinator.

Olson Named Treasurer. Public fund directors today elected Jody Olson, board chair of Idaho Public Employee Retirement System, to succeed departing Council board treasurer Gail Hanson, deputy executive director of State of Wisconsin Investment Board, who will step down on February 21. Olson will serve until the next director elections at the Council spring meeting. Public fund directors also voted to leave two public fund director slots vacant until then.

Council Receives Unclaimed Proceeds from Securities Settlements. The Council has received $675,000 in residual funds from the unclaimed proceeds in the Royal Ahold securities litigation settlement, in which the Colorado Public Employees' Retirement Association was lead plaintiff. Last year, the Council received more than $130,000 in residuals associated with unclaimed securities litigation settlements in Reliant Securities Litigation (about $110,000); Tandem Computers (about $22,000).

Council Comments on SEC's Swap Proposal. The Council submitted a letter January 13 to the SEC supporting proposed rules to require that certain security-based swap information be reported and disseminated publicly.

Fourth Say-On-Pay Teleconference Set for January 20. The Council will host its fourth teleconference on xay-on-pay issues on Thursday, January 20 at 12:00 noon ET. The call will explore how proxy advisers will determine their recommendations in 2011 for advisory votes on compensation. Council board member Susan Permut of EMC will moderate the call. Confirmed panelists are Carol Bowie of ISS and David Eaton of Glass Lewis. The call will be open to all Council members. Please contact Glenn Davis at glenn@cii.org for further information.

Mark Your Calendars! The Activism Committee will hold a teleconference Wednesday, February 2, from 2:00-3:00 p.m. (ET). All Council members are invited to participate. Dial-in information will be circulated prior to the call.
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FYI

ICGN 2011 Mid-Year Conference in Kuala Lumpur, February 28 – March 1. The ICGN 2011 Mid-Year Conference will take place in Kuala Lumpur, Malaysia, February 28 – March 1 at the Shangri-La hotel and will be hosted by Employers Provident Fund. The conference will examine Asian corporate governance and IPOs in the region. Click here to see the agenda and to register online. ICGN delegates benefit from discounted room rates at the Shangri-La, for more information on how to book click here. Contact Cecilia Akerman on the ICGN events team on +44 (0) 207 612 7080 or by email events@icgn.org with any questions.
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